# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rapport Therapeutics, Inc., CIK 0002012593
CUSIP: 75383L102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 99 High Street, Suite 2100, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0001882303
Persons authorized to receive notices and communications: Nathalie Auber, Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 3, Suite 150, Menlo Park, California (CA), 94025, (650) 681-8420; Jonathan Goodwin, Esq., c/o Gunderson Dettmer Stough Villeneuve, 550 Allerton Street, Redwood City, California (CA), 94063, (650) 321-2400

## Reporting persons
- Sofinnova Venture Partners XI, L.P. ("SVP XI") (CIK 0001882303): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,863,327; shared voting power 0; sole dispositive power 1,863,327; shared dispositive power 0; aggregate amount beneficially owned 1,863,327 (4% of the class)
  Comment: Note to Row 7: 1,863,327 shares, except that Sofinnova Management XI, L.P. ("SM XI LP"), the general partner of SVP XI may be deemed to have sole voting power, Sofinnova Management XI, L.L.C. ("SM XI LLC"), the general partner of SM XI LP, may be deemed to have sole voting power, and Dr. James I. Healy ("Healy") and Dr. Maha Katabi ("Katabi"), the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 1,863,327 shares, except that SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Sofinnova Management XI, L.P. ("SM XI LP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,863,327; shared voting power 0; sole dispositive power 1,863,327; shared dispositive power 0; aggregate amount beneficially owned 1,863,327 (4% of the class)
  Comment: Note to Row 7: 1,863,327 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 1,863,327 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Sofinnova Management XI, L.L.C. ("SM XI LLC"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,863,327; shared voting power 0; sole dispositive power 1,863,327; shared dispositive power 0; aggregate amount beneficially owned 1,863,327 (4% of the class)
  Comment: Note to Row 7: 1,863,327 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 1,863,327 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Dr. James I. Healy ("Healy"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,822; shared voting power 1,947,579; sole dispositive power 4,822; shared dispositive power 1,947,579; aggregate amount beneficially owned 1,947,579 (4.2% of the class)
  Comment: Note to Row 7: 4,822 shares
  
  Note to Row 8: 1,947,579 shares, 1,863,327 of which are owned directly by SVP XI, 22,894 of which are owned directly by SummitTX Master, SPC -SummitTX Apex SP - Healthcare 3 ("Apex SP") (f/k/a Crestline Summit Master, SPC - Crestline Summit Apex SP), 23,643 of which are owned directly by SummitTX Master, SPC - SummitTX Alpha SP - Healthcare 3 ("Alpha SP") (f/k/a Crestline Summit Master, SPC - PEAK SP) and 37,715 of which are owned directly by SummitTX Pinnacle Master, L.P. - Healthcare 3 ("Pinnacle LP") (f/k/a Crestline Summit Pinnacle Master, L.P.). SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power over the shares owned by SVP XI, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared power to vote these shares. Sofinnova Synergy Fund GP, LLC ("Synergy GP"), the general partner of each of Apex SP, Alpha SP and Pinnacle LP, may be deemed to have sole voting power over the shares owned by Apex SP, Alpha SP and Pinnacle LP, and Healy, a managing member of Synergy GP, may be deemed to have shared power to vote these shares.
  
  Note to Row 9: 4,822 shares
  
  Note to Row 10: See Row 91,947,579 shares, 1,863,327 of which are owned directly by SVP XI, 22,894 of which are owned directly by Apex SP, 23,643 of which are owned directly by Alpha SP and 37,715 of which are owned directly Pinnacle LP. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power over the shares owned by SVP XI, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared dispositive power over these shares. Synergy GP, the general partner of each of Apex SP, Alpha SP and Pinnacle LP, may be deemed to have sole dispositive power over the shares owned by Apex SP, Alpha SP and Pinnacle LP, and Healy, a managing member of Synergy GP, may be deemed to have shared dispositive power over these shares.
- Dr. Maha Katabi ("Katabi"): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,863,327; sole dispositive power 0; shared dispositive power 1,863,327; aggregate amount beneficially owned 1,863,327 (4% of the class)
  Comment: Note to Row 7: 0
  
  Note to Row 8: 1,863,327 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Katabi, a managing member of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 9: 0
  
  Note to Row 10: 1,863,327 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM XI LLC, may be deemed to have shared dispositive power over these shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Rapport Therapeutics, Inc.
Address of issuer's principal executive offices: 99 High Street, Suite 2100, Boston, Massachusetts (MA), 02110
Comment: This Amendment No. 1 ("Amendment No. 1") amends and restates the Statement on Schedule 13D that was originally filed on June 14, 2024 (the "Original Schedule 13D"). This Amendment No. 1 relates to the beneficial ownership of Common Stock, $0.001 par value per share ("Common Stock") of Rapport Therapeutics, Inc., a Delaware corporation ("Issuer") and is being filed by Sofinnova Venture Partners XI, L.P., a Delaware limited partnership ("SVP XI"), Sofinnova Management XI, L.P., a Delaware limited partnership ("SM XI LP"), Sofinnova Management XI, L.L.C., a Delaware limited liability company ("SM XI LLC"), Dr. James I. Healy ("Healy"), and Dr. Maha Katabi ("Katabi" and collectively with SVP XI, SM XI LP, SM XI LLC, and Healy, the "Reporting Persons"). This Amendment No. 1 is being filed to reflect that the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Issuer's Common Stock due to dilution caused by the Issuer's sales of additional shares of its Common Stock from time to time since the filing of the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this Schedule 13D are SVP XI, SM XI LP, SM XI LLC, Healy, and Katabi. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP XI. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.
Residence or business address: The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 3, Suite 150, Menlo Park, California 94025.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP XI is to make investments in private and public companies, the principal business of SM XI LP is to serve as the general partner of SVP XI, and the principal business of SM XI LLC is to serve as the general partner of SM XI LP. Healy and Katabi are the managing members of SM XI LLC. Healy is a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SVP XI is a Delaware limited partnership. SM XI LP is a Delaware limited partnership. SM XI LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In August 2023 and March 2024, SVP XI purchased an aggregate 11,924,138 shares of Series B preferred stock (the "Series B Shares") from the Issuer at a purchase price of $1.67727 per share, or $19,999,999 in the aggregate. In connection with the closing of the Issuer's initial public offering of Common Stock (the "Offering") on June 10, 2024, the Issuer's Series B Shares automatically converted into shares of Common Stock on a one-for-8.5648 basis without payment or additional consideration.

On June 6, 2024, SVP XI entered into a share purchase agreement (the "Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to issue and sell to SVP XI in a private placement (the "Private Placement") $8,000,013.00 of the Common Stock contemporaneously with the Offering. Concurrent with the Offering, SVP XI acquired 470,589 shares of Common Stock from the Issuer at a purchase price of $17.00 per share, or $8,000,013 in the aggregate pursuant to the Purchase Agreement.

In connection with the Offering, Sofinnova Synergy Master Fund LP ("Synergy Fund") purchased 18,641 shares of Common Stock from the Issuer at a purchase price of $17.00 per share, or $316,897 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on June 7, 2024 with the Securities and Exchange Commission (the "Prospectus"). Sofinnova Synergy GP, LLC ("Synergy GP") is the general partner of Synergy Fund, and Healy is a managing member of Synergy GP.

In connection with the Offering, SummitTX Master, SPC -SummitTX Apex SP - Healthcare 3 ("Apex SP") (f/k/a Crestline Summit Master, SPC - Crestline Summit Apex SP) purchased 17,861 shares of Common Stock from the Issuer at a purchase price of $17.00 per share, or $303,637 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Synergy GP is the general partner of Apex SP, and Healy is a managing member of Synergy GP.

In connection with the Offering, SummitTX Master, SPC - SummitTX Alpha SP - Healthcare 3 ("Alpha SP") (f/k/a Crestline Summit Master, SPC - PEAK SP) purchased 26,278 shares of Common Stock from the Issuer at a purchase price of $17.00 per share, or $446,726 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Synergy GP is the general partner of Alpha SP, and Healy is a managing member of Synergy GP.

In connection with the Offering, SummitTX Pinnacle Master, L.P. - Healthcare 3 ("Pinnacle LP") (f/k/a Crestline Summit Pinnacle Master, L.P.) purchased 25,455 shares of Common Stock from the Issuer at a purchase price of $17.00 per share, or $432,735 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Synergy GP is the general partner of Pinnacle LP, and Healy is a managing member of Synergy GP.

On July 1, 2024, Pinnacle LP purchased 3,538 shares of Common Stock at a purchase price of $23.0755, or $81,641 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $22.55 to $23.53, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Pinnacle LP purchased 3,565 shares of Common Stock at a purchase price of $24.212, or $86,316 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $23.59 to $24.56, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Pinnacle LP purchased 4,544 shares of Common Stock at a purchase price of $25.0156, or $113,671 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.59 to $25.58, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Pinnacle LP purchased 2,559 shares of Common Stock at a purchase price of $26.0551, or $66,675 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.61 to $26.59, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Apex SP purchased 3,799 shares of Common Stock at a purchase price of $23.0755, or $87,664 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $22.55 to $23.53, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Apex SP purchased 3,828 shares of Common Stock at a purchase price of $24.212, or $92,684 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $23.59 to $24.56, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Apex SP purchased 4,878 shares of Common Stock at a purchase price of $25.0156, or $122,026 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.59 to $25.58, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Apex SP purchased 2,748 shares of Common Stock at a purchase price of $26.0551, or $71,599 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.61 to $26.59, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Alpha SP purchased 3,630 shares of Common Stock at a purchase price of $23.0755, or $83,764 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $22.55 to $23.53, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Alpha SP purchased 3,657 shares of Common Stock at a purchase price of $24.212, or $88,543 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $23.59 to $24.56, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Alpha SP purchased 4,661 shares of Common Stock at a purchase price of $25.0156, or $116,598 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $24.59 to $25.58, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On July 1, 2024, Alpha SP purchased 2,625 shares of Common Stock at a purchase price of $26.0551, or $68,395 in the aggregate, in open market sales. Such price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $25.61 to $26.59, inclusive. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On June 17, 2025, Healy was granted a stock option by the Issuer to purchase 21,850 shares of Common Stock at an exercise price of $10.95 per share. The shares underlying such option shall vest and become exercisable upon the earlier of (i) June 17, 2026 and (ii) the date of the next Annual Meeting of Stockholders of the Issuer, subject to Healy's continued service on such vesting date. Such option will expire on June 17, 2035.

On August 11, 2025, Synergy Fund made a pro rata distribution to its partners, without consideration, of 18,641 shares of Common Stock in accordance with its partnership agreement. On August 11, 2025, the closing price of the Common Stock was $14.28. In connection with such distribution, Healy received 4,822 shares of Common Stock.

On September 12, 2025, Apex SP made a pro rata distribution to its partners, without consideration, of 10,220 shares of Common Stock in accordance with its partnership agreement. On September 12, 2025, the closing price of the Common Stock was $23.76.

On September 12, 2025, Alpha SP made a pro rata distribution to its partners, without consideration, of 17,208 shares of Common Stock in accordance with its partnership agreement. On September 12, 2025, the closing price of the Common Stock was $23.76.

On September 12, 2025, Pinnacle LP made a pro rata distribution to its partners, without consideration, of 1,946 shares of Common Stock in accordance with its partnership agreement. On September 12, 2025, the closing price of the Common Stock was $23.76.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP XI were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 46,113,062 shares of Common Stock outstanding immediately after an offering by the Issuer, as reported in the Issuer's Form 424B5 (File No. 333-288444) filed on September 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 46,113,062 shares of Common Stock outstanding immediately after an offering by the Issuer, as reported in the Issuer's Form 424B5 (File No. 333-288444) filed on September 10, 2025.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of SVP XI, the general partner and limited partners of SVP XI may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Issuer's Common Stock on September 11, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SVP XI and Healy have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC, on behalf of the Issuer's underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the Prospectus offer, sell, contract to sell, pledge, grant any option to purchase, loan, hedge, make any short sale or otherwise transfer or dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Annex II to Exhibit 1.1 to the Issuer's Form S-1 Registration Statement (File No. 333-279486), and such description is incorporated herein by reference.

SVP XI is a party to an Amended and Restated Investor Rights Agreement among the Issuer, SVP XI and other shareholders. Subject to the terms of such Investors' Rights Agreement, SVP XI can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors' Rights Agreement dated as of August 7, 2023 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (File No. 333-279486), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and the form of such Indemnification Agreement was filed as Exhibit 10.4 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-279486), and such description is incorporated herein by reference.

SVP XI is a party to the Purchase Agreement and is entitled to certain registration rights. If, following the one year anniversary of the date of effectiveness of the Issuer's Form S-1 Registration Statement, the shares issued to SVP XI in the Private Placement cannot be sold without restriction pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), then upon SVP XI's request, received within 30 days of such anniversary, the Issuer has agreed to use commercially reasonable efforts to register such shares for resale on a registration statement on Form S-3 to be filed with the Securities and Exchange Commission. The Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Form 8-K (File No. 001-42121), and such description is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Agreement of Joint Filing

EXHIBIT B Power of Attorney

EXHIBIT C Form of Lock-Up Agreement described in Item 6, filed as Annex II to Exhibit 1.1 to the Issuer's Form S-1 Registration Statement (File No. 333-279486) is incorporated herein by reference.

EXHIBIT D Investors' Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (File No. 333-279486) is incorporated herein by reference.

EXHIBIT E Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.4 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-279486) is incorporated herein by reference.

EXHIBIT F Form of Purchase Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer's Form 8-K (File No. 001-42121) is incorporated herein by reference.

## Signatures
- Sofinnova Venture Partners XI, L.P. ("SVP XI"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (09/17/2025)
- Sofinnova Management XI, L.P. ("SM XI LP"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (09/17/2025)
- Sofinnova Management XI, L.L.C. ("SM XI LLC"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (09/17/2025)
- Dr. James I. Healy ("Healy"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (09/17/2025)
- Dr. Maha Katabi ("Katabi"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (09/17/2025)
Comment: * Signed pursuant to a Power of Attorney already on file with the appropriate agencies.